UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated December 2, 2024, announcing the CMB approval of the registrant's debt instrument issuance.

Istanbul, December 2, 2024

Announcement Regarding the CMB Approval of Debt Instrument Issuance

With reference to our Company's announcement dated October 31, 2024, our application with respect to issuing sustainable and non-sustainable debt instruments up to an amount of USD 1 billion or equivalent foreign currency, in international markets, has been approved by the Capital Markets Board.

In addition, the Sustainable Finance Framework document approved by our Company’s Board of Directors and the second party opinion related to this document are available on the Investor Relations website. (https://www.turkcell.com.tr/en/aboutus/investor-relations)

This announcement appears for information purposes only and does not constitute an offer with respect to the securities described herein, in the United States of America or elsewhere. Such securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will only be made by means of a duly registered prospectus.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 2 , 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 2 , 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer